UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 53.3.0000622–9

PUBLICLY-HELD COMPANY

Dear Debenture Holders,

Brasil Telecom S.A. (the “Issuer” or “BRT”) hereby presents to the debenture holders of the 5th Issuance of Simple, Non-Convertible Debentures (the “Issuance”), its proposal for the item on the agenda of the Call Notice for the General Meeting of Debenture Holders to be held on October 17, 2011, at 3:00 p.m. at the headquarters of the Issuer, which notice was published today in the newspapers Valor Econômico and Diário Oficial do Estado do Rio de Janeiro, and which will also be published on October 3 and 4 in the same publications (the “Meeting”).

As approved at the General Meeting of Debenture Holders of the Issuer held on September 22, 2009, Tele Norte Leste Participações S.A. is the Guarantor of the Issuance under item 2.6. of the Indenture of the Company’s 5th Issuance (4th Public) of Simple, Non-Convertible, Unsecured Debentures in a Single Series, personally guaranteed by Tele Norte Leste Participações S.A. (“TNL”), dated June 20, 2006.

As widely disclosed to the market through the Material Facts on May 24, 2011, and on August 1, 17 and 29, 2011, the proposed ongoing reorganization of the Oi Companies (the “Reorganization”), is currently under way and will be carried out, principally, through the following steps (i) dividends of redeemable preferred shares to the shareholders of the Issuer to be created and immediately redeemed, (ii) the partial split-off TMAR with acquisition of the split-off portion by Coari, followed by the share exchange between TMAR and Coari, (iii) the merger of Coari into the Issuer, and (iv) the merger of the Guarantor into the Issuer.

In the partial split-off of TMAR, a portion of its assets will be split-off and merged into Coari, which will be responsible for obligations relating to the partial split of the assets of TMAR. With the merger of Coari into the Issuer, the Issuer will become responsible for such obligations, while TMAR will remain liable for the obligations relating to its assets that have not been split off.

The transactions provided for in the Reorganization will be submitted for approval by the general shareholders’ meetings of the Companies involved.

If approved, for the purposes of the Issuance, the merger of TNL into BRT will cause confusion between the Issuer and the Guarantor, in so far as, pursuant to corporate law, BRT will succeed TNL as the universal title holder of all its rights and obligations, including the personal guarantee (the “Guarantee”) provided by the Guarantor pursuant to Clause 2.6 of the Indenture, of all its rights and obligations, which includes the guarantee provided by TNL in the Issuance.

Nevertheless, it is important to highlight that:

If the Reorganization is approved, the Issuer will concentrate all current shareholdings in the Oi Companies and will be the only one of the Oi Companies with shares listed on stock exchanges, in Brazil and abroad.

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 53.3.0000622–9

PUBLICLY-HELD COMPANY

a)	S&P, Fitch and Moody’s have confirmed that the Reorganization will not impact the ratings of the Oi Companies, because these are equalized and assessed in a consolidated manner for all companies, since the corporate link between the common controlling shareholder and its subsidiaries is considered strong by agencies; and

b)	In the opinion of the Company, the termination of the Guarantee will not damage the structure or strength of the 5th Issuance, since, after the completion of the Reorganization, all the financial ratios will be determined based on the consolidated accounting/financial information of Issuer.

Due to all of the above, it is proposed that the Meeting authorizes that, upon the approval of the merger of TNL into BRT, Clause 2.6 of the Indenture be excluded, and that, as a result, any mention of the Guarantor in the other applicable clauses be excluded as well, in accordance with the provisions of Clause 9.4.3 of the Indenture.

Rio de Janeiro, September 30, 2011.

Bayard de Paoli Gontijo
Treasury Director

Alex Waldemar Zornig
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer